Nebula Caravel Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

December 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Link

Re:	Nebula Caravel Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed November 20, 2020
File No. 333- 250804

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nebula Caravel Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on December 8, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Adam H. Clammer
Adam H. Clammer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Davis Polk & Wardwell LLP